126-82/1538

02034894

02 JUN 11 AM 11:12

BC FORM 51-901F
Quarterly Report

Incorporated as part of: __X__ **Schedule A**
______ **Schedules B & C**
(place x in appropriate category)

SUPPL

ISSUER DETAILS:
NAME OF ISSUER: HTI VENTURES CORP.

ISSUER ADDRESS: Suite 11 - 1155 Melville Street,
Vancouver, B.C. V6E 4C4

ISSUER PHONE NO: 604-682-1333

CONTACT PERSON: Stephen M. Leahy

CONTACT'S POSITION: Chairman

CONTACT TELEPHONE NUMBER: 604-682-1333

CONTACT EMAIL ADDRESS: info@westpac.ca

WEB SITE ADDRESS: N/A

FOR QUARTER ENDED: March 31, 2002

DATE OF REPORT: May 28, 2002

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Stephen M. Leahy	*"Stephen M. Leahy"*	*2002/05/28*
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD)**
Christina Scott	*"Christina P. Scott"*	*2002/05/28*
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD)**

dlw 6/18

HTI VENTURES CORP.
(A DEVELOPMENT STAGE COMPANY)

INTERIM FINANCIAL STATEMENTS

(UNAUDITED)
PREPARED BY MANAGEMENT
MARCH 31, 2002

HTI VENTURES CORP.
(A Development Stage Company)
BALANCE SHEET
MARCH 31, 2002 AND DECEMBER 31, 2001
(UNAUDITED)

	March 31 2002	December 31 2001
ASSETS		
CURRENT		
CASH	$ 28,194	$ 26,484
PREPAID EXPENSES & DEPOSITS	17,500	-
ACCOUNTS RECEIVABLE	6,113	2,561
	51,807	29,045
ADVANCES TO PRIVATE COMPANIES (Note 3)	175,000	-
	$ 226,807	$ 29,045
LIABILITIES		
CURRENT		
ACCOUNTS PAYABLE - TRADE	$ 77,639	$ 51,975
DIVIDENDS PAYABLE	9,900	9,900
	87,539	61,875
CONTINGENT LIABILITY (Note 4)		
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 7)		
PREFERRED SHARES	132,750	132,750
COMMON SHARES	11,510,700	11,279,701
	11,643,450	11,412,451
DEFICIT	(11,504,182)	(11,445,281)
	139,268	(32,830)
	$ 226,807	$ 29,045

APPROVED BY THE DIRECTORS

"Christina Scott"

"Stephen Leahy"

HTI VENTURES CORP.
(A Development Stage Company)
INTERIM STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2002 AND 2001
(UNAUDITED)

	2002	2001
OIL AND GAS OPERATIONS		
PRODUCTION COSTS	$ (317)	$ (160)
	(317)	(160)
ADMINISTRATION EXPENSES		
ACCOUNTING AND AUDIT	3,000	1,500
AGENCY FEE	20,000	-
CONSULTING	-	5,000
BANK CHARGES AND INTEREST	981	152
LEGAL FEES	12,176	13,613
LISTING FEES	2,650	-
MANAGEMENT FEES	7,500	10,500
OFFICE AND MISCELLANEOUS	3,388	5,141
TRANSFER AGENT	727	1,009
RENT	3,000	3,000
SECRETARIAL FEES	4,200	3,150
TRAVEL AND PROMOTION	985	-
INTEREST INCOME	(23)	(13,626)
	58,584	29,439
LOSS BEFORE OTHER ITEMS	58,901	29,599
GAIN ON SALE OF MARKETABLE SECURITIES	-	-
NET LOSS FOR THE PERIOD	58,901	29,599
DEFICIT BEGINNING OF THE PERIOD	11,445,281	11,163,101
DEFICIT END OF THE PERIOD	$ 11,504,182	$ 11,192,700
NET LOSS PER SHARE	$ 0.01	$ 0.01

HTI VENTURES CORP.
INTERIM STATEMENTS OF CASH FLOW
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2002 AND 2001
(UNAUDITED)

	2002	2001
FUNDS PROVIDED (USED BY)		
OPERATING ACTIVITIES		
NET LOSS FOR THE PERIOD	$ (58,901)	$ (29,599)
CHANGE IN OTHER NON-CASH WORKING CAPITAL ITEMS		
PREPAID EXPENSES AND DEPOSITS	(17,500)	(7,891)
ACCOUNTS RECEIVABLE	(3,552)	7,650
ACCOUNTS PAYABLE - TRADE	25,663	523
	(54,290)	(29,317)
FINANCING ACTIVITIES		
ISSUED SHARE CAPITAL		
FOR CASH	231,000	75,599
INVESTING ACTIVITIES		
ADVANCES TO PRIVATE COMPANIES	(175,000)	37,570
CHANGE IN CASH FOR THE PERIOD	1,710	83,852
CASH BEGINNING OF THE PERIOD	26,484	53,450
CASH END OF THE PERIOD	$ 28,194	$ 137,302

HTI VENTURES CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

MARCH 31, 2002

1. BASIS OF PRESENTATION

These financial statements have been prepared under generally accepted accounting principles applicable to interim financial statements and therefore do not include all the disclosures required for annual financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2001 and included with the Company's annual report. In the opinion of management, these financial statements contain all adjustments necessary to present fairly the financial position, results of operations and cash flow for the three-month periods ended March 31, 2002 and 2001. Interim results of operations are not indicative of the results of operations for the full year.

2. GOING CONCERN CONSIDERATIONS

These financial statements have been prepared on the assumption that the Company is a going concern, meaning that it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the normal course of operations. Different bases of measurement may be appropriate when a company is not expected to continue operations for the foreseeable future. The Company's continuation as a going concern is dependent on its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations.

For the three months ended March 31, 2002, 2001 and 2000, the Company sustained net losses of $58,901, $29,599 and $54903 respectively and as at March 31, 2002 had a working capital deficiency of $35,732.

3. ADVANCE TO PRIVATE COMPANY

International Circuits and Components, Inc.

The Company has entered into a letter of intent with International Circuits and Components, Inc. (ICCI) to acquire all the issued and outstanding shares of ICCI in exchange for 24,500,000 common shares. The share exchange will result in the shareholders of ICCI gaining control of the Company and the transaction would be accounted for as a reverse takeover which requires the shares issued to be recorded for accounting purposes at the net asset value of ICCI at the closing date. In connection with the proposed transaction, the Company advanced to ICCI

$175,000 ($100,000 repaid subsequent to the period) and the Company has entered into an agreement for sponsorship to the TSX Venture Exchange requiring a fee of $40,000 plus disbursements ($30,000 paid).

4. CONTINGENT LIABILITY

The Company has written off $131,025 of old disputed and unsettled accounts payable. Management believes that payment of these liabilities is unlikely and that continued recognition in the accounts is not necessary.

5. RELATED PARTY TRANSACTIONS

Management fees and office charges of $20,888 as of March 31, 2002 ($23,254 as of March 31, 2001), legal fees of $12,176 as of March 31, 2002 were paid or payable to related parties. Related parties include directors, shareholders and their companies.

6. INCOME TAXES

The Company has incurred resource-related expenditures and operating losses which are available to reduce future years' taxable income. As at December 31, 2001, operating losses of approximately $1,144,200 and resource-related expenditures of approximately $1,270,800 were available for carry-forward. No future tax benefit has been recognized in the accounts. Income tax deductions resulting from expenditures financed from the proceeds of flow-through shares are deductible by the investor and not the company. The Company does not account for future income tax costs resulting from the transfer of these deductions to the investor. The availability of operating losses expires as follows: 2003 - $159,000; 2004 - $528,900; 2005 - $213,700; 2007 - $147,100; and 2008 - $95,500.

7. SHARE CAPITAL

a. Authorized Capital

Unlimited common shares without par value

3,000,000 preferred shares which may be issued in one or more series with the rights, privileges, restrictions and conditions determined by the directors prior to each issue.

The directors have designated 80,000 shares as "Series 1 Convertible Non-Voting Preferred Shares", of which 28,000 are issued and outstanding. The shares are entitled to a cumulative annual dividend of $.30 per share and each share is currently convertible into one common share. The Company may redeem the shares in whole or part after the common shares have traded publicly at a price in excess of $1 for forty consecutive days. The redemption

price is $5 per share. The Company has not declared cumulative dividends since 1990 totalling $170,850 and has unpaid dividends declared in 1990 of $9,900.

A. Issued Capital

	SHARES	CONSIDERATION
Preferred Shares		
Balance December 31, 2001 and 2000	28,000	$ 132,750
Common Shares		
Balance December 31, 2001	5,880,108	11,260,651
Shares issued for cash - private placements	1,540,000	231,000
	7,420,108	11,491,651
Shares held by the Company	(1,000)	(18,478)
Net common shares March 31, 2002	7,419,108	$ 11,473,173

On March 20, 2002 the Company completed a private placement for 1,540,000 units at $.15 per unit. Each unit consists of one common share and one half of one common share purchase warrant exercisable to March 20, 2004. One warrant and $.30 will entitle the holder to acquire one common share.

B. Share Options

BALANCE 2001	ISSUED/ (CANCELLED)	EXERCISED	BALANCE 2002	TERMS
112,600	-	-	112,600	@ $.20 to October 5, 2004
112,600	-	-	112,600	

C. Share Purchase Warrants

BALANCE 2001	ISSUED/ (CANCELLED)	EXERCISED	BALANCE 2002	TERMS
Nil	770,000	-	770,000	@ $.30 to March 20, 2004
Nil	770,000	-	770,000	

BC FORM 51-901F
Quarterly Report

Incorporated as part of: _______**Schedule A**
__X___**Schedules B & C**
(place x in appropriate category)

ISSUER DETAILS:
NAME OF ISSUER: HTI VENTURES CORP.

ISSUER ADDRESS: Suite 11 - 1155 Melville Street,
Vancouver, B.C. V6E 4C4

ISSUER PHONE NO: 604-682-1333

CONTACT PERSON: Stephen M. Leahy

CONTACT'S POSITION: Chairman

CONTACT TELEPHONE NUMBER: 604-682-1333

CONTACT EMAIL ADDRESS: info@westpac.ca

WEB SITE ADDRESS: N/A

FOR QUARTER ENDED: March 31, 2002

DATE OF REPORT: May 28, 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Stephen M. Leahy	*"Stephen M. Leahy"*	*2002/05/28*
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD)**
Christina Scott	*"Christina P. Scott"*	*2002/05/28*
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD)**

HTI VENTURES CORP.

SCHEDULE B

1. **See notes to the financial statements**

ADMINISTRATIVE EXPENSE:

Legal Fees	**$12,176 (1)**
Agency Fee	**$20,000 (2)**

(1) – Legal Fees charged during the year associated with Corporate Reporting Requirements; Business Development and Regulatory Requirements
(2) – Agency fee paid to Canaccord Capital Corp.

2. **Related Party Transactions**

See notes to financial statements

3. (a) **Securities issued during the three-month period ended March 31, 2002**

Date of Issue	Type of Security	Type of Issue	Number Issued	Price per security	Total Proceeds	Type of Consideration	Commission Paid
March 20, 2002	Common Shares	Private Placement	1,540,000	$0.15	$231,000	Cash	Nil
TOTAL	COMMON		1,540,000		$231,000		

b) **Options granted during the three month period**

Date of Grant	Number of Options	Name of Optionee	Exercise Price	Expiry Date
N/A	Nil	N/A	Nil	N/A

4. **(a)** **Authorized Capital** – unlimited
3,000,000 preferred shares, which may be issued in one or more series with the rights, privileges, restrictions and conditions determined by the directors prior to each issue.

(b) **7,419,208 Common Shares without par value with a recorded consideration value of $11,473,173**
28,000 Preferred Shares with no par value

(c) **Options Outstanding**

No. Of Options Outstanding	Exercise Price	Expiry Date
112,600	$0.20	October 5, 2004
112,600		

Convertible Securities Outstanding

Warrants 770,000 exercisable at $0.30 expiring March 20, 2004

On March 20, 2002 HTI closed a Private Placement of 1,540,000 units at $0.15 per unit. Each unit consists of one common share and one half of one common share purchase warrant. One whole warrant entitles the holder to acquire on additional common share at $0.30 until March 20, 2004.

(d) nil shares in escrow

2. LIST OF DIRECTORS:

Stephen M. Leahy
Christina Scott
Inge Poulus

LIST OF OFFICERS:

Stephen M. Leahy	**Chairman & President**
Jennifer Penner	**Secretary**

HTI VENTURES CORP.

SCHEDULE C

MANAGEMENT DISCUSSION

During the period ending March 31, 2002 the Company signed a letter of intent with International Circuits and Components, Inc. ("ICCI") on February 5, 2002. The letter of intent documents the parties' intention to enter into a definitive share exchange agreement (the "Agreement") and to close the contemplated transaction on or before June 30, 2002, unless otherwise agreed by the parties.

The letter of intent contemplates that HTI will be entitled to acquire all of the issued and outstanding common shares of ICCI in exchange for 24,500,000 common shares of HTI at a deemed price of $0.50 per share. 5,000,000 common shares of ICCI are currently issued and outstanding.

The transaction is subject to a number of conditions precedent, including the following:

(a) a securities firm acceptable to both parties shall be engaged to act as the sponsor in respect of the transaction in accordance with the policies of the TSX Venture Exchange (see statement at end in respect of engagement of Canaccord Capital Corporation);

(b) a non-brokered private placement of securities of ICCI shall have been completed to raise a minimum of $250,000 to fund ICCI;

(c) concurrently with the execution and delivery of the Agreement, a non-brokered private placement of securities of ICCI shall have been completed to raise a minimum of $1,100,000, based on a strategic partner of ICCI investing not less than $400,000 in such financing;

(d) HTI shall immediately lend $75,000 to ICCI by way of a secured loan in accordance with the policies of the TSX Venture Exchange and in the event the transaction does not close, the principal amount of such loan shall be repaid on or before December 31, 2002; and

(e) HTI shall have adopted a formal stock option plan making available for the grant of options thereunder a number of shares equal to 10% of the common shares of HTI issued and outstanding upon closing of the RTO.

Any securities of ICCI issued pursuant to the private placements referred to in paragraphs (b) and (c) shall be converted into securities of HTI upon closing of the RTO at the same exchange ratio as applies to shares of ICCI currently issued and outstanding at a deemed price per HTI share of $0.50.

ICCI shall be entitled to nominate four members to the post-closing Board of Directors of HTI and HTI shall have the right to nominate one nominee to that Board (such nominee anticipated to be Steve Leahy, currently Chairman and President of HTI).

The parties contemplate that HTI shall be continued into the United States prior to effecting the RTO. HTI anticipates that closing may be effected pursuant to a statutory plan of arrangement. Any proposed continuation or plan of arrangement (as well as the stock option plan) would be

subject to the approval of the shareholders of HTI and a plan of arrangement would also require the approval of the shareholders of ICCI and the Supreme Court of British Columbia.

HTI has agreed to commission an independent valuation of ICCI. The parties anticipate that the HTI shares issuable to the ICCI shareholder who will become a principal of HTI on closing will be subject to the Exchange's Value Security Escrow Agreement pursuant to its policy 5.4, with such shares to be released from escrow over a period of three years. To the extent the valuation does not support the issue of HTI shares, the parties anticipate that the HTI shares issued to such principal in excess of the number supported by the valuation will be subject to the Exchange's Surplus Security Agreement with such shares to be released from escrow over a period of six years. In addition, if shares issuable to such principal are subject to a Surplus Security Agreement, those shares will also be subject to a pooling agreement. In such event, shares shall be released from the pooling agreement at the rate of 5% of the shares pooled for each $250,000 of annual, audited EBITDA that is earned by ICCI, with any shares not released from the pooling agreement within four years after closing to be cancelled.

If all steps contemplated under the letter of intent are taken and HTI acquires the outstanding shares of ICCI, such transaction would amount to a reverse take over ("RTO") under the policies of theTSX Venture Exchange, with ICCI becoming a wholly-owned subsidiary of HTI and the former shareholders of ICCI acquiring control of HTI holding, in the aggregate, approximately 72% of the HTI shares issued and outstanding after giving effect to the above financings and the RTO (but before giving effect to any then outstanding stock options, warrants or other rights convertible into HTI shares).

If the RTO is implemented, HTI would cease to be a natural resource issuer and become an industrial issuer with HTI's business upon closing in substance being the business carried out by ICCI.

The Company advanced the $75,000 to ICCI during the period.

Disclaimers

Completion of the transaction is subject to a number of conditions, including but not limited to, acceptance of the TSX Venture Exchange and disinterested shareholder approval. The transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all. The transactions contemplated in the letter of intent are also subject to the approval of the Board of Directors of each of HTI and ICCI and the shareholder of ICCI. HTI intends to call a special meeting of its shareholders for the purpose of seeking shareholder approval. The date of the meeting will be announced at a future date.

Investors are cautioned that, except as disclosed in the management information circular to be prepared in connection with HTI's special meeting to consider the transaction, any information released or received with respect to the RTO may not be accurate or complete and should not be relied upon. Investors are further cautioned that, all information on ICCI has been provided by ICCI. Trading in the securities of HTI should be considered highly speculative.

Canaccord Capital Corporation, subject to completion of satisfactory due diligence, has agreed to act as sponsor to HTI in connection with the transaction. An agreement to sponsor should not be construed as any assurance with respect to the merits of the transaction or the likelihood of completion.

OPERATIONS

The Company's administration costs were $58,584 for the three-month period ended March 31, 2002 compared with $29,439 for the three month period ended March 31, 2001. The increase of $29,145 is attributable to the Agency fee paid to Canaccord Capital Corp. of $20,000, listing fees of $2,650, secretarial fees increase of $1,050 and an increase in accounting fees of $1,500.

RELATED PARTY TRANSACTIONS

The Company paid a Company which is owned by a Director $20,888 for the three month period ended March 31, 2002 for rent, secretarial fees, management fees, accounting fees and office expenses compared to $23,254 for the three-month period ended March 31, 2001. The Company's legal counsel became a director of the Company on June 29, 2001. For the three month period ended March 31, 2002 the fees charged by the legal firm associated with the director were $12,176.

LIQUIDITY AND SOLVENCY

The cash balance as at March 31, 2002 is $28,194 compared to $26,484 as at December 31, 2001. Cash increased $1,710 for the three-month period ended March 31 2002; this increase is attributable to the net result of increasing prepaid expenditures by $17,500; an increase in accounts receivable of $3,552; and increase in accounts payable of $25,665; an increase in loans receivable of $175,000 and an issuance of share capital for $231,000. Current Assets as at March 31, 2002 are $51,805 compared to $29,045 as at December 31, 2001. Total assets as at March 31, 2002 are $226,805 compared to $29,045 as at December 31, 2001. Total assets increased $197,760 for the three-month period ended March 31, 2002.. The increase in assets consists of advances of $175,000 to ICCI ($100,000 which was repaid subsequent to the end of the period). Current liabilities as at March 31, 2002 are $87,539 compared to $61,875 as at December 31, 2001. The increase of $25,664 in accounts payable. Accounts payable includes fees incurred for the transaction with ICCI.

Financing activities for the three months ended March 31, 2002 include a total of $231,000 for a private placement that closed on March 20, 2002. The private placement of 1,540,000 units at $0.15 per unit (announced on February 8, 2002) was made to seven placees, one of whom is an insider of the Company. Each unit consists of one common share and one half of one common share purchase warrant. One whole warrant entitles the holder to acquire one additional common share at $0.30 until March 20, 2004. 1,240,000 units are subject to a hold period under the Securities Act (British Columbia) and the rules thereunder expiring on March 20, 2003, and 300,000 units are subject to a hold period under the policies of the TSX Venture Exchange expiring on July 20, 2002. The proceeds of the private placement are being used for the $75,000 secured loan to be advanced to International Circuits and Components, Inc. (ICCI) as set out in the Company's news release of February 8, 2002, and for a $30,000 sponsorship fee and a $10,000 retainer in favour of Canaccord Capital Corporation in connection with the Company's proposed reverse take over transaction with ICCI. The Company intends to use the balance of the proceeds of the private placement for general working capital.

USE OF PROCEEDS OF PRIVATE PLACEMENT

		Actual
Advance to ICCI	$ 75,000	$75,000
Retainer to Canaccord	10,000	10,000
Sponsorship Fee	30,000	30,000
Working Capital	116,000	116,000
	$231,000	**$231,000**